                                     Ching-Sang Hong

                                     c/o Andrew Chien

                                     USChina Taiwan Inc.

                                     665 Ellsworth Avenue

                                     New Haven, CT 06511

VIA Edgar

July 29, 2010

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3010

Washington, DC 20549-7010

Re:  USChina Taiwan Inc. (the "Company")

Registration Statement of Form S-1

File number: 333-165526

Attention:   Phil Rothenberg

             Sonia Barros

Subject: To clear direction of rewriting S-1/A

Dear Sir:

     We want SEC giving us the clear and detail comments of resubmitting the S-1/A. We take a research on recent effective

S-1s of the start-up stage companies. We found there have big differences in submission S-1. Following are two examples:

(1) Company name: Resume Minutes Inc.  CIK: 1487941

    S-1 Effective on July 27, 2010

http://www.sec.gov/Archives/edgar/data/1487941/000121390010002977/fs1a4_resume.htm

    Language character: concise. The risk factors total only two pages.

(2) Company name: Advanced Piping Fitting Technology; CIK: 1478490

    S-1 effective in April 2010. http://www.sec.gov/Archives/edgar/data/1478490/000139390510000163/apft_s1a.htm

    Language character: detail. It has Chinese economy macro description in several places as a background to understand the company itself business

Sincerely Yours,

/s/Ching-Sang Hong

 President

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